Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Expected Late Filing
of Audited Annual Financial Statements

Vancouver, BC – October 20, 2014: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces that it does not expect to file its audited annual financial statements for the 13 months ended July 31, 2014, and its management's discussion and analysis relating thereto (collectively, the "Required Filings") before the prescribed deadline of October 29, 2014.

The expected delay in filing the Required Filings is principally related to longer than expected completion of an agreement executed by the Company in May 2014. The timing of various transactions forming components of the agreement, mainly associated with the public registration of asset ownership transfers in Panama, led to delays in accounting for the subject sale and corresponding delays with respect to the receipt of funds pursuant to the agreement. These delays have had the effect of deferring works related to the Company’s year end audit.

Petaquilla is making every effort to file the Required Filings in a timely fashion and expects to file the audited annual financial statements for the 13 months ended July 31, 2014, by December 29, 2014.

Petaquilla has applied to the British Columbia Securities Commission (the "BCSC") and other applicable securities regulators under National Policy 12-203, Cease Trade Orders for Continuous Disclosure Defaults ("National Policy 12-203"), requesting that a management cease trade order (a “MCTO”) related to the Company’s securities be imposed against some or all persons who have been directors, officers or insiders of the Company. The MCTO would prohibit such specified persons from trading in the securities of Petaquilla for such time as the Required Filings are not filed and the MCTO remains in force. The issuance of a MCTO does not generally affect the ability of persons who are not directors, officers or other insiders of Petaquilla to trade in Petaquilla’s securities. There is no guarantee that an MCTO will be granted.

Pending the filing of its audited annual financial statements and MD&A, the Company confirms it will satisfy the provisions of the alternative information guidelines pursuant to National Policy 12-203.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Forward-Looking Statements: Certain statements contained in this press release constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and "confident" and similar expressions are intended to identify forward-looking statements. Petaquilla believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Petaquilla undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Executive Chairman

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.